UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


                           HESPERIA HOLDING, INC.
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                              (Name of Issuer)
                      (formerly Saveyoutime.com, Inc.)

                       Common Stock, $0.001 par value
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                       (Title of Class of Securities)

                                 42807Q 10 9
                        -----------------------------
                               (CUSIP Number)


                               Mark Presgraves
                               9780 E. Avenue
                         Hesperia, California 92345
                                760-947-1378
        ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                    Received Notices and Communications)

                               April 10, 2003
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

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CUSIP No. 42807Q 10 9                                      Page 2 of 5 Pages
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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Mark Presgraves

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
               Not applicable
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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        6      CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.

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NUMBER OF           (7)    SOLE VOTING POWER             4,634,000
SHARES
BENEFICIALLY        (8)    SHARED VOTING POWER                   0
OWNED BYEACH REPORTING     (9)              SOLE DISPOSITIVE POWER
4,634,000PERSON WITH
                    (10)   SHARED DISPOSITIVE POWER              0

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        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               4,634,000

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        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]
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        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               44%

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        14     TYPE OF REPORTING PERSON*
               (IN)INDIVIDUAL
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

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CUSIP No. 42807Q 10 9                                      Page 3 of 5 Pages
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                            EXPLANATORY STATEMENT

     This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on
Schedule 13D filed by Mark Presgraves ("Mr. Presgraves"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the
"Common Stock"), of Hesperia Holding, Inc., a Nevada corporation (the "Issuer") or ("Hesperia"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1.  SECURITY AND ISSUER

     This  statement  relates  to Common Stock of  Hesperia.   The  principal
executive office of Hesperia is located at 9780 E. Avenue, Hesperia, California 92345.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  The Reporting Person is Mark Presgraves.

(b)  Mr.  Presgraves' address is 9780 E. Avenue, Hesperia,  California
     92345.

(c) Mr. Presgraves' principal occupation and business address is Chief Financial Officer, Secretary, Treasurer and Director of Hesperia Holding, Corp. The Address is 9780 E. Avenue, Hesperia, California 92345.

(d) Mr. Presgraves has not been convicted in a criminal proceeding during the last five years.

(e) Mr. Presgraves, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Presgraves is a citizen of the United States of America and a resident of the State of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Presgraves received 4,634,000 shares as a result of the merger with Hesperia Holding Corp in a 1 for 1 share exchange. See Item 4 below for a further description of the transaction.

ITEM 4.  PURPOSE OF TRANSACTION

     Hesperia Holding, Inc. (formerly Saveyoutime.com, Inc.), a Nevada corporation entered into a merger agreement dated January 20, 2003 (the "Merger Agreement") with Hesperia Holding Corp., a California corporation. Pursuant to the terms of the Merger Agreement, and in accordance with the General Corporation Law of the State of California (the "CGCL") and the General Corporation Law of the State of Nevada (the "NGCL"), Hesperia Holding Corp. merged with and into Hesperia Holding, Inc.(the "Merger").

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CUSIP No. 42807Q 10 9                                      Page 4 of 5 Pages
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     The  Merger  was  consummated  on  April  10,  2003,  at  which  time  a
Certificate of Merger was filed in the State of Nevada. Under the terms of the Merger, the Company Inc. issued Ten Million Four Hundred Fifteen Thousand Eight Hundred Forty-Five (10,415,845) shares of its common stock to the stockholders of Hesperia Holding Corp in exchange for 100% of the issued and outstanding common stock of Hesperia Holding Corp. The sole stockholder of the Company retained 50,000 shares of common stock and cancelled 6,454,370 shares resulting in 10,465,845 being issued and outstanding. The shares of
common  stock  were  issued  unrestricted  without  registration  under   the
Securities  Act of 1933, as amended (the "Securities Act"), in reliance  upon
the   exemption  from  registration  provided  by  Section  3(a)(10)  of  the
Securities Act.

     At this time, Mr. Presgraves has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

(a) the acquisition by any person of additional securities of Hesperia, or the disposition of securities of Hesperia;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hesperia;

(c)  a sale or transfer of a material amount of assets of Hesperia;

(d) any change in the present board of directors of Hesperia, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Hesperia;

(f) any other material change in Hesperia's business or corporate structure;

(g) changes in Hesperia's charter or bylaws or other actions which may impede the acquisition of control of Hesperia by any person;

(h) causing a class of securities of Hesperia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Hesperia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a) Mr. Presgraves beneficially owns 4,634,000 shares of Hesperia's common stock. The 4,634,000 shares represent approximately 44% of Hesperia's common stock based on 10,465,845 shares of common stock outstanding on April 10, 2003, as reported in Hesperia's Form 10-KSB filed on April 15, 2003.

(b)  (i)  Sole Power to Vote or Direct the Vote:
          4,634,000 shares of Common Stock

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CUSIP No. 42807Q 10 9                                      Page 5 of 5 Pages
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(ii) Shared Power to Vote or Direct the Vote:
0 shares

     (iii)     Sole Power to Dispose or Direct the Disposition:
               4,634,000 shares of Common Stock

     (iv)      Shared Power to Dispose or Direct the Disposition:
               0 shares

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Presgraves is CFO, Secretary, Treasurer and Director of the issuer.

Item 7  EXHIBITS

     N/A

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2003                 By:/s/ Mark Presgraves
                                        Mark Presgraves